Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2011 and related notes for the year then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

On June 3, 2011 the Company acquired the fabrication facility in Nishiwaki City, Hyogo, Japan owned by a wholly owned Japanese subsidiary of Micron Technology Inc. (“Micron”). The acquisition was effected through a new wholly owned Japanese subsidiary of the Company, which acquired the shares of and subsequently merged with Micron’s Japanese subsidiary that held the assets of the fabrication facility and related business. The merged entity is named TowerJazz Japan Ltd. (“TJP”). For additional information regarding the acquisition, see Note 3 to the consolidated financial statements for the year ended December 31, 2011.

The Company’s consolidated financial statements include TJP results as from June 3, 2011 and TJP balance sheet as of December 31, 2011.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2011	2010
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	86.1	79.0
Gross profit	13.9	21.0
Research and development expenses, net	4.1	4.7
Marketing, general and administrative expenses	7.9	7.8
Acquisition related costs	0.2	--
Operating profit	1.7	8.5
Gain on acquisition	3.2	--
Financing expense, net	(6.6)	(14.3)
Other income, net	2.2	0.0
Income tax expense	(3.5)	(2.5)
Loss	(3.0)%	(8.3)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands).

	Year ended December 31,
	2011	2010
Statement of Operations Data:
Revenues	$611,023	$509,262
Cost of revenues	526,198	402,077
Gross profit	84,825	107,185
Research and development expenses, net	24,886	23,876
Marketing, general and administrative expenses	48,239	39,986
Acquisition related costs	1,493	--
Operating profit	10,207	43,323
Gain from acquisition	19,467	--
Financing expense, net	(40,302)	(72,925)
Other income, net	13,460	65
Income tax expense	(21,362)	(12,830)
Loss	$(18,530)	$(42,367)

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Revenue. Revenue for the year ended December 31, 2011 amounted to $611.0 million compared to $509.3 million for the year ended December 31, 2010. Such increase in revenues is mainly due to higher wafers shipped of 32% (mainly resulting from the inclusion during 2011 of shipments from TJP and offset by lower shipments due to the weakening customer demand in the semiconductor industry), while the average selling price decreased by 4%.

Revenues for the year ended December 31, 2010 included $27 million higher revenues, as compared to the year ended December 31, 2011, relating to the agreement with the Asian entity, as detailed in Notes 2K and 16D(2) to the annual consolidated financial statements for the year ended December 31, 2011. The project with the Asian Entity is expected to be finalized in the coming year and we expect 2012 revenues from this project to be lower by approximately $25 million as compared to 2011.

Cost of Total Revenues. Cost of revenues for the year ended December 31, 2011 amounted to $526.2 million, as compared to $402.1 million for the year ended December 31, 2010. The increase in cost of revenues is mainly due to including 2011 TJP’s cost of revenue. Cost of revenues for the year ended December 31, 2011 included one-time depreciation expenses reduction resulting from the grants approval by the Investment Centre, see Note 7B to the consolidated financial statements for the year ended December 31, 2011, as well as a reduction of $17 million from the Asian project referred to above.

Gross Profit . Gross profit for the year ended December 31, 2011 was $84.8 million, as compared to $107.2 million for the year ended December 31, 2010, a decrease of $22.4 million, resulting from the above described $124.1 million increase in cost of revenues offset by the above described $101.7 million revenue increase. Gross profit for the year ended December 31, 2011 decreased following the weakening customer demand in the semiconductor industry which was offset by the inclusion of 2011 TJP gross profit.

Research and Development. Research and development expenses for the year ended December 31, 2011 amounted to $24.9 million, substantially similar as compared to $23.9 million for the year ended December 31, 2010.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2011 amounted to $48.2 million as compared to $40.0 million for the year ended December 31, 2010. The increase is mainly due to including 2011 TJP Marketing, general and administrative expenses.  As a percentage of revenues, marketing, general and administrative expenses remained at approximately 8% of revenues.

Operating Profit. Operating profit for the year ended December 31, 2011 was $10.2 million, as compared to $43.3 million for the year ended December 31, 2010, a decrease of $33.1 million, resulting from the above described decrease of $22.4 in gross profit, the above described $1.0 million research & development expenses increase and the above described $8.2 million Marketing, general and administrative expenses increase.

Financing Expenses, Net. Financing expenses, net for the year ended December 31, 2011 were $40.3 million compared to financing expenses, net of $72.9 million for the year ended December 31, 2010.

The decrease in financing expenses, net is described in details in Note 19 to the consolidated financial statements as of December 31, 2011.

Gain from acquisition. Gain from acquisition of TJP was $19.5 million gross, as detailed in Note 3 to the consolidated financial statements as of December 31, 2011.

Loss for the year ended December 31, 2011 includes approximately $10 million net positive effect from Nishiwaki Fab acquisition, comprised of (i) approximately $19.5 million gross gain from the acquisition, as the fair market value of the assets, net acquired exceeded the purchase price; (ii) approximately $9.5 million of related tax provisions and other expenses directly associated with this acquisition.

Other income, Net. Other income, net for the year ended December 31, 2011 includes approximately $15 million gross gain from the sale of our 10% holdings in HHNEC.

Income Tax expenses. Income tax expenses resulting from the subsidiaries’ income before taxes, amounted to $21.4 million in the year ended December 31, 2011 as compared to $12.8 million for the year ended December 31, 2010. Income tax expense in the year ended December 31, 2011 are resulting from our subsidiaries’ operating income and the approximately $8 million income tax expenses relating to the gain from the acquisition of TJP.

Loss.  Loss for the year ended December 31, 2011 was $18.5 million as compared to $42.4 million for the year ended December 31, 2010. Such $23.9 million improvement is due to the $32.6 million lower financing expenses, $19.5 million gross gain from the acquisition of TJP and $13.4 million other income which were partially offset by the lower operating profit of $33.1 million and $8.5 million higher tax expenses.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2011, the exchange rate of the US Dollar in relation to the NIS increased by 7.7% and the Israeli Consumer Price Index (“CPI”) increased by 2.2% (during the year ended December 31, 2010 there was a decrease of 6.0% in the exchange rate of the US Dollar in relation to the NIS and an increase of 2.7% in the CPI).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the US Dollar.

The US Dollar costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (JPY) in relation to the US Dollar. From June 3, 2011 to December 31, 2011, the exchange rate of the US Dollar in relation to the JPY decreased by 3.8%

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar, Japanese Yen and NIS. Our expenses and costs are denominated in NIS, US Dollar, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of December 31, 2011, we had an aggregate amount of $101.1 million in cash and cash equivalents as compared to $198.4 million of cash, cash equivalents and interest bearing deposits, including designated deposits as of December 31, 2010.

During the year ended December 31, 2011, we generated an amount of $108.0 million from operating activities, received proceeds from the sale of the investment in HHNEC in the amount of $31.4 million, net, and raised $22.6 million on account of shareholders' equity (for further details see also Notes 6 and 17H to the consolidated financial statements as of December 31, 2011). These liquidity resources financed mainly the capital investments, net of investment center grants we made during the year ended December 31, 2011, which aggregated to approximately $78 million, the repayment of debt in the amount of $141.2 million and the $40 million cash paid to Micron Technologies for the acquisition of TJP.

As of December 31, 2011, loans from banks were presented in our balance sheet in the amount of $109.1 million, of which $5.3 million are presented as short-term. As of such date, we presented an aggregate of $240.7 million of debentures in our balance sheet, of which $42.9 million are presented as short-term. See also Note 1 to the consolidated financial statements as of December 31, 2011.